UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)
                        (Amendment No.)*

                     Micron Technology, Inc.
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                             595112
                         (CUSIP Number)

                         Peter N. Detkin
                     Acting General Counsel
       Vice President, Legal and Assistant General Counsel
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 19, 1998
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-
1 (f) or 13d-1 (g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No: 595112           Schedule 13D              Page 2 of 12


1.   NAME OF REPORTING PERSON:                            INTEL CORPORATION
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:          94-1672743

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a)
     GROUP**                                                          (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:                                                 WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED    PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                      DELAWARE

                7.   SOLE VOTING POWER:                       15,810,277
  NUMBER OF
    SHARES      8.   SHARED VOTING POWER:                              0
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:                  15,810,277
  REPORTING
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                         0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                                                  15,810,277

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           6.1%

14.  TYPE OF REPORTING PERSON:**                                     CO


**SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No: 595112               Schedule 13D                Page 3 of 12


ITEM 1.   Security and Issuer.

          (a)    Name of Principal Executive Offices of Issuer:

                 Micron Technology, Inc. (the "Issuer")
                 8000 South Federal Way
                 Boise, Idaho 83706

          (b)    Title of Class of Equity Securities:

                 Common Stock, $.10 par value

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer of microcomputer components, modules and systems

          (d)    Criminal Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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CUSIP No: 595112               Schedule 13D              Page 4 of 12



          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a)    Source of Funds:

                 Funds for the purchase of the Securities (as defined in Item 4) were derived from the Reporting Person's working capital.

          (b)    Amount of Funds:

                 $500 million was paid to acquire stock rights, which are exercisable or exchangeable (at no additional consideration) for 15,810,277 shares of non-voting Class A Common Stock, if and when created by amendment of the Issuer's Certificate of Incorporation, or the same number of shares of Common Stock.


ITEM 4.   Purpose of the Transaction.

          On October 19, 1998, the Reporting Person acquired stock rights ("Rights") for $500 million. The Rights are exercisable or exchangeable for non-voting Class A Common Stock, when and if issued, or for Common Stock. If exercised currently, the number of shares represents approximately 6.1% of the Issuer. The Rights are exercisable at any time, subject to creation of the Class A Common Stock and compliance with any applicable regulatory requirements. The investment was intended to support the development and supply of next generation memory products.

          The Reporting Person presently holds the Securities as an investment. Depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion the Securities, through one or more sales pursuant to public or private offerings or otherwise. The Reporting Person may determine to retain some portion of the Securities as an investment.

          In addition, the Reporting Person entered into a Supply Agreement with the Issuer pursuant to which the Reporting Person will have the right to purchase a


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CUSIP No: 595112               Schedule 13D              Page 5 of 12


          portion of the output of the Issuer. Such purpose is further described in the Press Release (as defined below in Item 7) attached as Exhibit 5 to this
          Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares             15,810,277(1)
                 Beneficially Owned:

                 Right to Acquire:            15,810,277 shares
                                              of Class A Common
                                              Stock or  Common
                                              Stock(1)

                 Percent of Class:            6.1% of the
                                              Issuer's
                                              outstanding Common
                                              Stock (based upon
                                              258,462,223 shares
                                              of Common Stock
                                              outstanding,
                                              determined from
                                              representations
                                              made by the Issuer
                                              to the Reporting
                                              Person in the
                                              Securities
                                              Purchase Agreement
                                              (as defined in
                                              Item 7).  100% of
                                              the Class A Common
                                              Stock, when and if
                                              issued

          (b)    Sole Power to Vote, Direct
                 the Vote of, Dispose of, or
                 Direct the Disposition of    15,810,277(1)
                 Shares:

          (c)    Recent Transactions:         As described more
                                              fully in Item 4,
                                              on October 19,
                                              1998, the
                                              Reporting Person
                                              acquired stock
                                              rights ("Rights")
                                              exercisable or
                                              exchangeable for
                                              15,810,277 shares
                                              of Class A Common
                                              Stock or Common
                                              Stock at a price
                                              of $31.625 per
                                              Right.
[FN]
(1) Includes 15,810,277 shares of Common Stock that the Reporting Person has a right to acquire upon exercise or exchange of the Rights or conversion of the Class A Common Stock, when and if issued. Such shares are beneficially owned by the Reporting Person under Rule 13d-3 because the Reporting Person has a right to acquire such shares within the next 60 days. The Rights and the Class A Comon Stock are non-voting securities.

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CUSIP No: 595112               Schedule 13D              Page 6 of 12



          (d)    Rights with Respect to
                 Dividends or Sales           N/A
                 Proceeds:

          (e)    Date of Cessation of Five
                 Percent Beneficial           N/A
                 Ownership:

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Pursuant to the Rights and Restrictions Agreement (as defined in Item 7), the Reporting Person has, under certain circumstances, various rights including: (a) registration of the Common Stock issuable upon exercise or exchange of the Rights or conversion of the Class A Common Stock, when and if issued, pursuant to certain shelf, demand and piggyback registration rights granted to the Reporting Person; (b) upon request of the Reporting Person, the Issuer has agreed to use its reasonable efforts to appoint a person designated by the Reporting Person to the Board of Directors of the Issuer, subject to such person being reasonably acceptable to the Issuer (no request has been made as of the date of this filing). Pursuant to the Rights and Restrictions Agreement, the Reporting Person has certain standstill obligations relating to its acquisition of voting securities of the Issuer.
          In addition, the Securities Purchase Agreement, the Stock Rights Agreement (as defined in Item 7) and the Certificate of Amendment (as defined in Item 7) place certain restrictions on the transfer of the securities. See the Securities Purchase Agreement, the Rights and Restrictions Agreement, the Certificate of Amendment and the Stock Rights Agreement for a further description of these and other provisions.

ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1* Securities Purchase Agreement between the Issuer and the Reporting Person dated October 15, 1998 (the "Securities Purchase Agreement")
          Exhibit 2 Form of Certificate of Amendment of Certificate of Incorporation defining the rights of the Class A Common Stock (the "Certificate of Amendment")
          Exhibit 3 Securities Rights and Restrictions Agreement between the Issuer and the Reporting Person, dated as of October 19, 1998 (the "Rights and Restrictions Agreement")
          Exhibit 4* Stock Rights Agreement between the Issuer and the Reporting Person, dated as of October 19, 1998 (the "Rights and Restrictions Agreement")
          Exhibit 5   Press Release dated October 16, 1998 (the
                      "Press Release")
          Exhibit 6   Signature Authority dated October 20, 1998

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CUSIP No: 595112               Schedule 13D              Page 7 of 12



          *Portions of these Exhibits have been redacted pursuant to a request for confidential treatment.

CUSIP No: 595112               Schedule 13D              Page 8 of 12


                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 27, 1998.

                                 INTEL CORPORATION


                                 By:  /s/ Peter N. Detkin
                                      Peter N. Detkin
                                      Acting General Counsel
                                      Vice President, Legal and
                                      Assistant General Counsel






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CUSIP No: 595112               Schedule 13D              Page 9 of 12


                            APPENDIX A
                             DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All
Directors are United States citizens, except as noted below.

Name:               Craig R. Barrett

Business Address:   2200 Mission College Boulevard, Santa Clara,
                    CA 95052

Principal           President and Chief Executive Officer of
Occupation:         Intel Corporation

Name, principal     Intel Corporation, a manufacturer of
business and        microcomputer components, modules and
address of          systems.
corporation or      2200 Mission College Boulevard
other organization Santa Clara, CA 95052 on which employment is conducted:

Name:               John Browne

Business Address:   Britannic House, 1 Finsbury Circus,
                    London EC2M 7BA

Principal           Group Chief Executive
Occupation:
Name, principal     The British Petroleum Company p.l.c., an
business and        integrated oil company.
address of          Britannic House, 1 Finsbury Circus,
corporation or      London EC2M 7BA
other organization
on which employment
is conducted:

Citizenship:        British

Name:               Winston H. Chen

Business Address:   3945 Freedom Circle, Suite 760, Santa Clara,
                    CA 95054

Principal           Chairman of Paramitas Foundation
Occupation:
Name, principal     Paramitas Foundation, a charitable
business and        foundation.
address of          3945 Freedom Circle, Suite 760
corporation or      Santa Clara, CA 95054
other organization
on which employment
is conducted:

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CUSIP No: 595112               Schedule 13D             Page 10 of 12


Name:               Andrew S. Grove

Business Address:   2200 Mission College Boulevard, Santa Clara,
                    CA 95052

Principal           Chairman of the Board of Directors of Intel
Occupation:         Corporation

Name, principal     Intel Corporation, a manufacturer of
business and        microcomputer components, modules and
address of          systems.
corporation or      2200 Mission College Boulevard
other organization Santa Clara, CA 95052 on which employment is conducted:

Name:               D.   James Guzy

Business Address:   1340 Arbor Rd. Menlo Park, CA 94025

Principal           Chairman of The Arbor Company
Occupation:
Name, principal
business and        The Arbor Company, a limited partnership
address of          engaged in the electronics and computer
corporation or      industry.
other organization  1340 Arbor Rd.
on which employment Menlo Park, CA 94025 is conducted:

Name:               Gordon E. Moore

Business Address:   2200 Mission College Boulevard, Santa Clara,
                    CA 95052

Principal           Chairman Emeritus of the Board of Intel
Occupation:         Corporation
Name, principal     Intel Corporation, a manufacturer of
business and        microcomputer components, modules and
address of          systems.
corporation or      2200 Mission College Boulevard
other organization Santa Clara, CA 95052 on which employment is conducted:


Name:               Arthur Rock

Business Address:   One Maritime Plaza, Suite 1220, San
                    Francisco, CA 94111

Principal           Venture Capitalist
Occupation:
Name, principal     Arthur Rock and Company, a venture capital
business and        firm.
address of          One Maritime Plaza, Suite 1220
corporation or      San Francisco, CA 94111
other organization
on which employment
is conducted:

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CUSIP No: 595112               Schedule 13D             Page 11 of 12


Name:               Jane E. Shaw

Business Address:   1310 Orleans Drive, Sunnyvale, CA 94089

Principal           Chairman and Chief Executive Officer
Occupation:
Name, principal     AeroGen, Inc., a private company
business and        specializing in controlled delivery of drugs
address of          to the lungs.
corporation or      1310 Orleans Drive, Sunnyvale, CA 94089
other organization
on which employment
is conducted:

Name:               Leslie L. Vadasz

Business Address:   2200 Mission College Boulevard, Santa Clara,
                    CA 95052

Principal           Senior Vice President, Director, Corporate
Occupation:         Business Development, Intel Corporation

Name, principal     Intel Corporation, a manufacturer of
business and        microcomputer components, modules and
address of          systems.
corporation or      2200 Mission College Boulevard
other organization Santa Clara, CA 95052 on which employment is conducted:

Name:               David B. Yoffie

Business Address:   Harvard Business School, Soldiers Field Park
                    1-411, Boston, MA 92163

Principal           Max and Doris Starr, Professor of
Occupation:         International Business Administration

Name, principal     Harvard Business School, an educational
business and        institution.
address of          Harvard Business School
corporation or      Soldiers Field Park 1-411
other organization  Boston, MA 92163
on which employment
is conducted:

Name:               Charles E. Young

Business Address:   10920 Wilshire Boulevard, Suite 1835, Los
                    Angeles, CA 90024

Principal           Chancellor Emeritus
Occupation:
Name, principal
business and        University of California at Los Angeles, an
address of          educational institution.
corporation or      10920 Wilshire Boulevard, Suite 1835
other organization Los Angeles, CA 90024 on which employment is conducted:

CUSIP No: 595112               Schedule 13D             Page 12 of 12


                        EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel
Corporation excluding executive officers who are also directors.
Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, CA 95952-8119, which address is Intel Corporation's business address. All executive officers are United States citizens.

Name:     Paul S. Otellini
Title:    Executive Vice President, Director, Intel Architecture
          Business Group

Name:     Gerhard H. Parker
Title:    Executive Vice  President,  General  Manager, New
          Business Group

Name:     Albert Y. C. Yu
Title:    Senior  Vice President, General  Manager,
          Microprocessor Products Group

Name:     Andy D. Bryant
Title:    Vice President and Chief Financial Officer

Name:     F. Thomas Dunlap, Jr.
Title:    Vice President, General Counsel and Secretary

Name:     Sean M. Maloney
Title:    Vice President, Director, Sales and Marketing Group

Name:     Arvind Sodhani
Title:    Vice President, Treasurer

Name:     Michael R. Splinter
Title:    Vice  President, General Manager, Technology and
          Manufacturing Group